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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        ______________________________

                                SCHEDULE 14D-9
                                (Rule 14d-101)


                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                              KENETECH CORPORATION
                           (Name of Subject Company)

                             KENETECH CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $.000l per share
                        (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                              Dianne P. Urhausen
                    Vice President and Corporate Secretary
                         500 Sansome Street, Suite 410
                       San Francisco, California  94111
                                (415) 398-3825

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                With a Copy to:

       Michael G. O'Bryan, Esq.       Charles F. Richards, Jr., Esq.         Mark A. Morton, Esq.
        Morrison & Foerster LLP       Richards, Layton & Finger, P.A.    Potter Anderson & Corroon LLP
           425 Market Street          One Rodney Square, P.O. Box 551    Hercules Plaza, P.O. Box 951
   San Francisco, California 94105       Wilmington, Delaware 19899       Wilmington, Delaware 19899
            (415) 268-7000                     (302) 658-6541                   (302) 984-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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          This Amendment No. 1 (this "Amendment") amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed by KENETECH Corporation, a Delaware corporation ("KENETECH" or the "Company"), with the U.S. Securities and Exchange Commission on November 7, 2000 related to the tender offer by KC Merger Corp., a Delaware corporation, which is wholly owned by KC Holding Corporation, a Delaware corporation, which in turn is wholly owned by ValueAct Capital Partners, L.P., a Delaware limited partnership, for all of the issued and outstanding shares of common stock, $0.0001 par value, of KENETECH at a price of $1.04 per share. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Schedule 14D-9.

Item 8.        Additional Information.

     The information set forth in Item 8 of the Schedule 14D-9 under the caption "Certain Litigation Matters" is hereby amended and supplemented by adding at the end of the section entitled "Delaware Derivative Litigation" the following:

     "On November 9, 2000, the plaintiffs in Kohls v. Duthie, et al. (the "Action") moved to file a second amended and supplemental complaint (the "Second Amended Complaint"). The Second Amended Complaint names Gerald R. Morgan, Jr., Michael D. Winn and the Company as additional defendants. The Company previously was a nominal defendant. The first cause of action of the Second Amended Complaint sets forth all of the allegations and seeks all of the relief set forth in the first amended complaint described at pages 27 and 28 of the
Schedule 14D-9. The first cause of action of the Second Amended Complaint is purportedly brought as a derivative action on behalf of the Company. The second cause of action of the Second Amended Complaint seeks to enjoin preliminarily and permanently the consummation of the Merger Agreement.

     As it pertains to the Merger Agreement, the Second Amended Complaint alleges in substance the following:

     . that the Offer and the Merger are the result of an unfair process, and will constitute an unfair transaction to the KENETECH stockholders;

     . that Charles Christenson, one of the members of the Special Committee, has, as a defendant in the Action, a personal interest in approving the Merger Agreement because the closing of the Merger would eliminate the standing of the plaintiffs to bring the Action, and therefore the transactions contemplated by the Merger Agreement were not the product of arms-length negotiations, but instead constituted self-dealing;

     . that because Gerald R. Morgan, Jr., one of the members of the Special Committee, has, as the Chief Operating Officer of an entity in which KENETECH invests, an interest in pleasing Mr. Lerdal, and because the Offer and the Merger provide a unique benefit to Mr. Lerdal in the form of a "roll over" of his investment in

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          KENETECH, the process whereby the Offer and the Merger were agreed to by KENETECH was unfair;

     . that the Offer Price of $1.04 was the product of an analysis of Houlihan Lokey that failed to consider the value of the Action, failed to investigate the Action by contacting the plaintiffs, failed to consider that the Action is scheduled to go to trial in April 2001, and failed to evaluate independently the deferred benefit for deconsolidated losses, as a result of which the process whereby the Offer and the Merger were agreed to by the Company was unfair;

     . that the Offer Price of $1.04 fails to properly account for issues relating to the deferred benefit for deconsolidated losses and overhead costs, as a result of which the Offer Price is unfair;

     . that the Offer Price of $1.04 is based on Mr. Lerdal owning the Shares that are the subject of the Action, title to which is contested by the Action, as a result of which both the process whereby the Offer and the Merger were agreed to by the Company and the Offer Price are unfair; and

     . that the disclosures surrounding the Offer and Merger contain material misstatements and fail to include information necessary to make the statements not misleading.

     The plaintiffs allege that the second cause of action of the Second Amended Complaint, including the above allegations, is maintainable as a class action, and that there are questions of law and fact which are common to the KENETECH stockholders who comprise the class, including: (i) whether the transactions contemplated by the Offer and the Merger Agreement are the product of a fair process and provide a fair price to the stockholders of KENETECH; and (ii) whether the materials that describe the Offer and Merger contain any misrepresentations or fail to disclose material facts which are necessary for the disclosures that have been made to not be misleading.

     The plaintiffs request that the Chancery Court: (i) issue a preliminary injunction enjoining the consummation of the Merger Agreement; (ii) enter a permanent injunction prohibiting the consummation of the Merger Agreement; and
(iii) award plaintiffs their attorneys' fees, costs, and other expenses.

     Also on November 9, 2000, the plaintiffs asked the Chancery Court to hold a scheduling conference to determine whether to schedule an expedited hearing on the plaintiffs' application for a preliminary injunction enjoining the consummation of the Merger Agreement. On November 13, 2000, the Chancery Court held a conference and scheduled a hearing on the plaintiffs' application for a preliminary injunction for December 5, 2000, at 3:00p.m.

     The above summary is qualified in its entirety by reference to the complete terms of the Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint, copies of which are attached as Exhibit (a)(5)(G) to the
Schedule 14D-9 and incorporated by this reference."

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Item 9.        Material to be Filed as Exhibits.


     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding thereto the following:


Exhibit No.    Description
-----------    -----------

(a)(5)(G) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al.

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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 14, 2000

                              By: /s/ Dianne P. Urhausen
                                  --------------------------------------
                                      Dianne P. Urhausen
                                      Vice President and Corporate Secretary

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